UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

interclick, inc.

(Name of Subject Company)

interclick, inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

458483203

(CUSIP Number of Class of Securities)

Michael Katz

Chief Executive Officer

interclick, inc.

11 West 19th Street, 10th Floor

New York, New York 10011

(646) 722-6260

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Harvey J. Kesner, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, New York 10006 Telephone: (212) 930-9700	David M. Schwartzbaum, Esq. Michael D. Helsel, Esq. Greenberg Traurig, LLP 200 Park Avenue New York, New York 10166 Telephone: (212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of interclick, inc. (“interclick”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2011, as amended by Amendment No. 1 filed with the SEC on November 17, 2011, Amendment No. 2 filed with the SEC on November 18, 2011, Amendment No. 3 filed with the SEC on November 22, 2011, Amendment No. 4 filed with the SEC on November 23, 2011, Amendment No. 5 filed with the SEC on November 25, 2011 and Amendment No. 6 filed with the SEC on November 28, 2011 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Innsbruck Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation (“Yahoo!”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended from time to time, the “Schedule TO”), filed by the Purchaser and Yahoo! with the SEC on November 15, 2011, pursuant to which the Purchaser has offered to purchase all of the issued and outstanding shares of common stock of interclick at a price per share of $9.00, net to the holder thereof in cash, without interest and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below. References to “sentences” and “paragraphs” set forth below mean sentences and paragraphs of the Schedule 14D-9 of interclick initially filed with the SEC on November 15, 2011.

Item 4.	The Solicitation or Recommendation.

The first sentence of the second paragraph under Item 4(b) “Background of the Transaction” is hereby amended and restated to read as follows:

“On June 15, 2011, following the filing by Discovery Group I, LLC (“Discovery”) of a Schedule 13D with the SEC disclosing that it had acquired beneficial ownership of approximately 5.5% of the then outstanding interclick common stock, and as a result of having received a number of informal inquiries about possible strategic associations and potential acquisitions, the Board, recognizing that certain of its members had significant experience with mergers and acquisitions, formed the Special Projects Committee to facilitate the exploration of possible strategic alliance and potential acquisition opportunities by interclick and any financial advisor engaged by interclick to assist it with such exploration.”

A new paragraph is hereby added after the second paragraph under Item 4(b) “Background of the Transaction” as follows:

“Also on June 15, 2011, the Board approved the formation of the Shareholder Communications Committee to monitor and assist management with discussions with large shareholders, including Discovery. The members of the Shareholder Communications Committee were Messrs. Cotroneo, Cravatt and Honig.”

The third paragraph under Item 4(b) “Background of the Transaction” is hereby amended and restated to read as follows:

“On June 17, 2011, Michael Katz, Chief Executive Officer of interclick, was introduced via email to Marcus Shen, head of Corporate Development at Yahoo!, by Yahoo!’s Vice President, Americas. interclick and Yahoo! have had a commercial business relationship since 2007, and Yahoo! is a significant supplier of publisher advertising impressions to interclick, for which interclick has paid Yahoo! approximately $44.6 million during the period from the beginning of 2008 through September 30, 2011. Messrs. Katz and Shen subsequently corresponded about interclick’s business and agreed to talk further after Mr. Katz returned from an industry conference in Cannes, France in about a week. Messrs. Katz and Shen further corresponded regarding the possibility of Mr. Katz meeting with members of Yahoo! management at the upcoming conference to discuss interclick’s business generally. None of the members of the Special Projects Committee played a role in suggesting the potential sale of interclick to Yahoo! at this point in time.”

The fifth paragraph under Item 4(b) “Background of the Transaction” is hereby amended and restated to read as follows:

“On June 28, 2011, the Chairman of the Special Projects Committee contacted LUMA Partners LLC (“LUMA Partners”) to discuss its potential engagement as a financial advisor to interclick, and tentatively negotiated the terms of LUMA Partners’ compensation in the event that interclick elected to engage LUMA Partners. LUMA Partners’ proposed compensation was structured in a manner that recognized the material contribution to be made by the Special Projects Committee and aligned LUMA Partners’ interests with those of interclick and its stockholders by providing for an increase in the compensation payable to LUMA Partners as the value of a possible transaction increased.”

The sixth paragraph under Item 4(b) “Background of the Transaction” is hereby amended and restated to read as follows:

“On July 1, 2011, the Special Projects Committee met and discussed engaging a financial advisor on behalf of interclick. At the time, the Special Projects Committee had considered engaging a number of financial advisors other than LUMA Partners, including GCA Savvian Advisors, LLC (“GCA Savvian”); however, the Special Projects Committee selected LUMA Partners based on, among other things, LUMA Partners’ experience in middle market digital media company transactions and prior sell-side transaction experience working opposite Yahoo! in its acquisition of Dapper, Inc. in October 2010. Mr. Wise serves as one of the fourteen members on LUMA Partners’ advisory board, but Mr. Wise does not receive any compensation for his services on such advisory board.”

The seventh paragraph under Item 4(b) “Background of the Transaction” is hereby amended restated with the following two paragraphs to read as follows:

“Also during the July 1, 2011 meeting, the Special Projects Committee considered the prospect of providing additional compensation to Board members who might assist interclick in evaluating and pursuing strategic alternatives. After discussion, the Special Projects Committee resolved to recommend that the Board form a subcommittee of the Compensation Committee to determine who would receive any such additional compensation, with Messrs. Cotroneo and Cravatt serving as members and Mr. Hills withdrawing as Chairman of the Compensation Committee for work related to the subcommittee.

During a special meeting of the Board that took place later that day, the Board approved interclick’s engagement of LUMA Partners and the formation of a subcommittee of the Compensation Committee. In addition, the Board authorized the subcommittee to engage experts as compensation consultants and study a group of peer companies for comparison purposes, or other factors if peer group data were unavailable, to ensure that any additional compensation paid to members of the Board arising out of their involvement in interclick’s strategic review process was appropriate. The Board also approved the grant of Restricted Shares to the independent members of the Board in recognition of a significant increase in their time and efforts during 2011, including their participation on the Litigation Committee, established on December 20, 2010, the Special Projects Committee, established on June 15, 2011, the Shareholders Communications Committee, established on June 15, 2011, and the subcommittee of the Compensation Committee, established on July 1, 2011. The Board approved the grant of 25,000 Restricted Shares for each of Messrs. Brauser, Honig, Cravatt, Hills, Cotroneo and Wise on the condition that such grant would be submitted to the compensation consultant in connection with its review of compensation to members of the Board and would be taken into consideration when such compensation consultant considers future 2011 grants to members of the Board.”

The last sentence of the 17th paragraph under Item 4(b) “Background of the Transaction” is hereby amended and restated to read as follows:

“The three financial buyers subsequently indicated, without ever providing a formal indication of interest, that they were no longer interested in pursuing a potential acquisition of interclick.”

The 18th paragraph under Item 4(b) “Background of the Transaction” is hereby amended and restated to read as follows:

“On August 24, 2011, Discovery amended its Schedule 13D to disclose that Discovery had increased its beneficial ownership of the then outstanding interclick common stock to approximately 9.3%, which amended Schedule 13D confirmed that Discovery was purchasing interclick common stock for investment purposes. interclick did not disclose to Discovery that it was in discussions with Yahoo! or any other party, and interclick did not provide any non-public information to Discovery.”

The last sentence of the 23rd paragraph under Item 4(b) “Background of the Transaction” is hereby amended and restated to read as follows:

“Mr. Katz indicated that, based on his previous discussions with the members of the Special Projects Committee and the Board, the preliminary valuation was not in the range he understood would be expected by the Special Projects Committee or the Board, but that he would convey the information to the Special Projects Committee, the Board and interclick’s advisors for review, along with any more formal indication of interest conveyed by Yahoo!.”

A new paragraph is hereby added after the 25th paragraph under Item 4(b) “Background of the Transaction” as follows:

“On August 31, 2011, LUMA Partners delivered draft discussion materials to the members of the Special Projects Committee and Mr. Katz. These draft materials, which were prepared for the purpose of negotiating with Yahoo! and any other interested party, contained a valuation analysis for interclick that reflected a preliminary implied range of values per share of interclick common stock of $5.44 to $14.77, with a preliminary indicative range of $9.42 to $11.09. These analyses were not prepared by LUMA Partners for the purpose of evaluating any potential strategic transaction or for the purpose of making a fairness determination with respect to any particular purchase price. The Special Projects Committee did not discuss these materials with LUMA Partners and did not rely upon these materials in connection with its discussions and negotiations with Yahoo! or any other party.”

The 26th paragraph under Item 4(b) “Background of the Transaction” is hereby amended and restated to read as follows:

“On September 1, 2011, the Board held a telephonic meeting to further discuss the verbal indication that interclick had received two days earlier from Yahoo! and strategies for responding to Yahoo! in a manner that would lead to an improvement in Yahoo!’s indicated value for interclick, as well as the potential retention by interclick of GCA Savvian to act as the lead financial advisor to interclick. The Special Projects Committee had interviewed GCA Savvian in June 2011, and the Special Projects Committee considered the potential retention of GCA Savvian at this time because of GCA Savvian’s additional public company sell-side transaction experience and capabilities working opposite Yahoo!, including the sale of 5to1 Holding Corp. to Yahoo! in May 2011. Following the September 1, 2011 Board meeting, interclick held discussions with LUMA Partners regarding amending the LUMA Partners engagement letter to, among other things, reduce the aggregate fee payable to LUMA Partners in contemplation of the financial advisory services that GCA Savvian would be providing. interclick also held discussions with GCA Savvian regarding the terms for its potential engagement to act as lead financial advisor to interclick in connection with a potential acquisition.”

A new sentence is hereby added as the final sentence of the 28th paragraph under Item 4(b) “Background of the Transaction” as follows:

“Following interclick’s engagement of GCA Savvian, LUMA Partners played a supporting role as a financial advisor to interclick.”

A new sentence is hereby added after the second sentence of the third paragraph under Item 4(d) “Illustrative Financial Projections” as follows:

“Because of such significant uncertainties and contingencies, interclick did not prepare illustrative forecasts beyond the period ending December 31, 2013.”

Three new sentences are hereby added as the final sentences of the second paragraph under Item 4(f) “Opinion of interclick’s Financial Advisor - Comparable Company Analysis” as follows:

“Furthermore, GCA Savvian adjusted Yahoo!’s equity value to reflect an assumed disposal of Yahoo!’s Asian assets for after-tax cash proceeds of approximately $8.5 billion, which proceeds are assumed to be retained on Yahoo!’s balance sheet. The assumption regarding the after-tax proceeds from such disposal was drawn from recent publicly available equity research on Yahoo!. GCA Savvian made this adjustment to better reflect, in its judgment, the market value of Yahoo!’s operating business.”

The third paragraph (excluding the table) under Item 4(f) “Opinion of interclick’s Financial Advisor - Comparable Company Analysis” is hereby amended and restated as follows:

“The following table sets forth the high, low, mean and median trading multiples of EBITDA and net income for these five companies in the online marketing services industry, based on the closing prices of common shares as of October 28, 2011 and publicly available consensus estimates of EBITDA and net income for fiscal years 2011 and 2012:”

The fourth paragraph under Item 4(f) “Opinion of interclick’s Financial Advisor - Comparable Company Analysis” is hereby amended and restated as follows:

“GCA Savvian determined a range of potential trading multiples of EBITDA and net income for interclick that it determined, based on its professional judgment and experience taking into account the EBITDA and net income multiples of the companies identified above, were most applicable to interclick. The following table sets forth the multiples indicated by this analysis and the implied per share values to interclick stockholders:

		Multiple Range		Implied Share Value(1)(2)
Metric	interclick Metric(3)	Low	High	Mean	Median
LTM EBITDA	$14.3	8.8	10.4	$4.81	$5.55

CY2011E EBITDA	$19.2	7.7	9.5	$5.52	$6.62
CY2012E EBITDA	$33.3	6.3	8.5	$7.50	$9.80

CY2011E Net Income	$7.2	17.0	19.0	$4.48	$4.95
CY2012E Net Income	$14.3	13.0	15.2	$6.54	$7.54

(1)	Assumes $6.4 million net cash balance as of August 31, 2011, comprised of $8.8 million in cash and $2.4 million in debt. Assumes 25.2 million shares outstanding as of October 29, 2011; includes unvested options and Restricted Shares that will be assumed by Yahoo!.
(2)	Assumes net exercise of approximately 6.6 million options and warrants outstanding as of October 29, 2011, consisting of 0.8 million warrants outstanding in 5 tranches with exercise prices ranging from $1.52 per share to $5.00 per share and 5.8 million options outstanding in 91 tranches with exercise prices ranging from $1.52 per share to $8.90 per share. The net exercise methodology accounts for dilution from “in the money” tranches only. Accordingly, the dilution from options and warrants beyond the 25.2 million shares outstanding as of October 29, 2011 is different at each assumed price.
(3)	Millions of dollars. interclick metric provided by interclick management.”

The first paragraph (excluding the table) under Item 4(f) “Opinion of interclick’s Financial Advisor - Comparable Transactions Analysis” is hereby amended and restated as follows:

“Based on public information disclosed by the participant companies and other publicly available information and the interclick illustrative forecasts provided by interclick’s management for fiscal years 2011 and 2012, GCA Savvian calculated the multiples of enterprise value to LTM and next-twelve-months (NTM) EBITDA, referred to below as LTM EBITDA and NTM EBITDA, respectively, for the following selected seven comparable acquisitions of online marketing services companies and with similar business and/or financial profile to interclick that have been consummated or announced since January 2009:”

The fourth paragraph under Item 4(f) “Opinion of interclick’s Financial Advisor - Comparable Transactions Analysis” is hereby amended and restated as follows:

“GCA Savvian determined a range of potential multiples of LTM EBITDA and NTM EBITDA for interclick that it determined, based on its professional judgment and experience taking into account the LTM EBITDA and the NTM EBITDA multiples of the companies identified above, were most applicable to interclick. The following table sets forth the multiples indicated by this analysis and the implied per share values to holders of interclick stockholders:

		Multiple Range		Implied Share Value(1)(2)
Metric	interclick Metric(3)	Low	High	Mean	Median
LTM EBITDA	$14.3	10.0	15.0	$5.37	$7.63

NTM EBITDA	$23.0	9.0	10.0	$7.40	$8.13

(1)	Assumes $6.4 million net cash balance as of August 31, 2011, comprised of $8.8 million in cash and $2.4 million in debt. Assumes 25.2 million shares outstanding as of October 29, 2011; includes unvested options and Restricted Shares that will be assumed by Yahoo!.
(2)	Assumes net exercise of approximately 6.6 million options and warrants outstanding as of October 29, 2011, consisting of 0.8 million warrants outstanding in 5 tranches with exercise prices ranging from $1.52 per share to $5.00 per share and 5.8 million options outstanding in 91 tranches with exercise prices ranging from $1.52 per share to $8.90 per share. The net exercise methodology accounts for dilution from “in the money” tranches only. Accordingly, the dilution from options and warrants beyond the 25.2 million shares outstanding as of October 29, 2011 is different at each assumed price.
(3)	Millions of dollars. interclick metric provided by interclick management.”

The first paragraph under Item 4(f) “Opinion of interclick’s Financial Advisor - Premiums Paid Analysis” is hereby amended and restated as follows:

“GCA Savvian reviewed the consideration paid in 272 acquisitions of US publicly traded target companies involving transaction values between $100 million and $400 million between January 1, 2007 and October 28, 2011. GCA Savvian determined that non-sector specific acquisitions of US publicly traded target companies involving transaction values between $100 million and $400 million was the appropriate universe of acquisitions to consider for this premiums based analysis based on its professional judgment and experience and also taking into account the small number of comparable acquisitions of online marketing services companies with similar business and/or financial profiles to interclick that have been consummated or announced since January 2009. GCA Savvian calculated the premiums paid in these transactions over the applicable stock price of the target company one trading day prior to the announcement of the proposed acquisition and the applicable average closing stock price of the target company over the five trading days and thirty trading days prior to the announcement of the proposed acquisition, in each case, using publicly available data and rounding to the nearest two and one half percent, and calculated the implied per share value to interclick stockholders based on twenty fifth and seventy fifth percentile metrics.

	Applicable interclick common stock price	Premiums Paid		Implied Share Value
		Low	High	Low	High
1 Trading Day	$7.47	15.5%	55.0%	$8.78	$11.58
5 Trading Day Average	$7.32	20.0%	55.0%	$8.79	$11.35
30 Trading Day Average	$6.23	22.5%	57.5%	$7.63	$9.81”

The first paragraph under Item 4(f) “Opinion of interclick’s Financial Advisor - Future Stock Price Analysis” is hereby amended and restated as follows:

“GCA Savvian performed an analysis of the implied present value per share of interclick common stock based on interclick’s projected future equity value using the interclick illustrative forecasts for fiscal years 2011 and 2012. To calculate the discounted equity value, GCA Savvian used the 2012 EBITDA estimate, multiplied that metric by the multiple range indicated in the table below, subtracted interclick’s net debt, and then discounted the result by interclick’s estimated cost of equity range indicated in the table below from December 31, 2012 to October 31, 2011. GCA Savvian calculated a mean cost of equity for the comparable company set by utilizing the capital asset pricing model, which takes into account certain financial metrics, including betas, for the comparable companies, as well as certain financial metrics for the United States financial markets generally. Based on the foregoing, GCA Savvian applied a range of cost of equity for interclick and estimated the implied value per share of interclick common stock as follows:

Multiple Range	Cost of Equity Range	Implied Share Value(1)(2)
8.0x	15.0x	$7.99
10.5x	12.0x	$10.51

(1)	Assumes $6.4 million net cash balance as of August 31, 2011, comprised of $8.8 million in cash and $2.4 million in debt. Assumes 25.2 million shares outstanding as of October 29, 2011; includes unvested options and Restricted Shares that will be assumed by Yahoo!.
(2)	Assumes net exercise of approximately 6.6 million options and warrants outstanding as of October 29, 2011, consisting of 0.8 million warrants outstanding in 5 tranches with exercise prices ranging from $1.52 per share to $5.00 per share and 5.8 million options outstanding in 91 tranches with exercise prices ranging from $1.52 per share to $8.90 per share. The net exercise methodology accounts for dilution from “in the money” tranches only. Accordingly, the dilution from options and warrants beyond the 25.2 million shares outstanding as of October 29, 2011 is different at each assumed price.”

The third sentence under the first paragraph of Item 4(f) “Opinion of interclick’s Financial Advisor - Securities Research Analysts’ Price Targets” is hereby amended and restated as follows:

“The range of analyst price targets for interclick common stock was $6.00 to $10.00 per share and the average analyst price target for interclick common stock was $8.57 per share.”

A new subheading followed by a new sentence is hereby added after the subsection of Item 4(f) entitled “ - Securities Research Analysts’ Price Targets” as follows:

“Other

GCA Savvian did not perform a discounted cash flow analysis of interclick because it was not provided a sufficient number of years of interclick illustrative forecasts to perform a meaningful analysis.”

A new sentence is hereby added as the final sentence of the fourth paragraph under of Item 4(f) “Opinion of interclick’s Financial Advisor - Miscellaneous” as follows:

“GCA Savvian’s fees are payable without regard to the identity of the acquiror.”

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

A new sentence is hereby added as the final sentence of the second paragraph under Item 5 as follows:

“LUMA Partners’ fees are payable without regard to the identity of the acquiror.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fifth paragraph of the section entitled “Litigation” with the following:

On November 23, 2011, a putative class action lawsuit captioned Elghanian v. interclick, inc. et al., was filed in the Delaware Court of Chancery (the “Delaware Elghanian Action”). The Delaware Elghanian Action, which is substantially similar to the Elghanian Action previously filed in the Supreme Court of the State of New York, County of New York, names as defendants members of the Board, as well as interclick. The Delaware Elghanian Action alleges that the Board breached its fiduciary duties to interclick’s stockholders in connection with the Transaction, that the Transaction involves an unfair price and an inadequate sales process, that certain provisions of the Merger Agreement dissuade competing offers for interclick and coerce interclick’s stockholders to support the Transaction, that defendant members of the Board agreed to the transactions to benefit themselves personally, and that the Schedule 14D-9 filed by interclick on November 15, 2011 did not adequately disclose all material information. The Delaware Elghanian Action seeks injunctive relief, including to enjoin the Transaction, and an award of attorneys’ and other fees and costs, in addition to other relief. The foregoing description of the Delaware Elghanian Action is qualified in its entirety by reference to the copy of the complaint in the Delaware Elghanian Action attached hereto as Exhibit (g)(9), which is incorporated herein by reference. In addition, on November 23, 2011, the plaintiff in the Delaware Elghanian Action filed a motion to modify the Order of Consolidation and Appointment of Co-Lead Counsel, issued by the Delaware Court of Chancery on November 23, 2011 (attached hereto as Exhibit (g)(7) and incorporated herein by reference), to consolidate the Delaware Elghanian Action with the previously consolidated Lieberman and Whaley Actions and to appoint his counsel as Co-Lead and Liason Counsel in such consolidated action. This motion was withdrawn by the plaintiff in the Delaware Elghanian Action on November 28, 2011.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end of the section entitled “Litigation” the following:

On December 4, 2011, the parties to the consolidated Lieberman and Whaley Actions and the Delaware Elghanian Action (collectively, the “Actions”) entered into a Memorandum of Understanding (the “MOU”) to settle all claims asserted therein. In connection with the MOU, the Company agreed, among other things, to amend the Schedule 14D-9 to include certain supplemental disclosures (the “Supplemental Disclosures”). The settlement is subject to, among other things, the execution of a stipulation of settlement and court approval by the Delaware Court of Chancery. Based upon the MOU, if the settlement is approved by the court, defendants will be released by the plaintiffs and all members of the relevant class of interclick stockholders from all claims alleged in the Actions, all claims concerning, arising from or otherwise relating to the Transaction, and all claims concerning, arising from or otherwise relating to the disclosures contained in the Schedule 14D-9 and the Supplemental Disclosures. The foregoing description of the MOU is qualified in its entirety by reference to a copy of the MOU attached hereto as Exhibit (g)(10) which is incorporated herein by reference. As a result of the settlement, the argument on plaintiffs’ preliminary injunction motion previously scheduled for December 7, 2011 has been cancelled.

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(g)(10)	Memorandum of Understanding, dated as of December 4, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

interclick, inc.

By:	/s/ Roger Clark
Name:	Roger Clark
Title:	Chief Financial Officer

Date: December 5, 2011